Exhibit 1

NXP Semiconductors Reports Second Quarter 2014 Results

Q2 2014
Revenue	$1,349 million
GAAP Gross margin	47.3%
GAAP Operating margin	18.5%
GAAP Diluted earnings per share	$0.64
Non-GAAP Gross margin	48.6%
Non-GAAP Operating margin	24.8%
Non-GAAP Diluted earnings per share	$1.09

Eindhoven, The Netherlands, July 24, 2014 – NXP Semiconductors N.V. (NASDAQ: NXPI) today reported financial results for the second quarter of 2014, ended June 29, 2014, and provided guidance for the third quarter 2014.

“Our top-line results for the second quarter of 2014 were very good and in-line with the high-end of our guidance, as total NXP revenue in the second quarter was $1,349 million, a 14 percent increase year-on-year, and an 8 percent sequential improvement, a reflection of strong seasonal performance across the entire portfolio,” said Richard Clemmer, NXP Chief Executive Officer.

“Revenue performance in the HPMS segment was better than plan, resulting in 13 percent year-on-year growth, and an 8 percent sequential increase. Within Portable & Computing our results were very strong and above the high end of expectations, reflecting a 9 percent improvement versus the first quarter due to strong multi-market growth, while growth versus the same period a year ago was 39 percent due to continued ramps of strategic mobile designs. Our Identification business continued to perform very well delivering an 8 percent improvement from the prior quarter due to solid demand across nearly the entire product portfolio, with year-on-year growth coming in at 1 percent. Within our Industrial & Infrastructure business, revenue performance in the quarter was in-line with our plan, resulting in 15 percent growth sequentially, and up 17 percent from the year ago period, due to ongoing strength in the wireless basestation market as well as the continued adoption of our smart mobile audio products. Our Automotive business delivered positive results, resulting in 4 percent sequential growth due to strong demand for car entertainment and keyless entry solutions, while delivering strong growth versus the year ago period of 14 percent. Lastly, within our Standard Products segment, revenue performance was excellent and above normal seasonality, with revenue up 7 percent versus the first quarter of 2014, and up 12 percent versus the second quarter of 2013.

“During the quarter, non-GAAP diluted earnings per share were $1.09, approaching the high-end of guidance due to the combination of better product revenue, positive product mix and offset by slightly higher operating expenses as we continue to strategically invest to assure long-term growth. Taken together, NXP generated $153 million in free cash flow during the quarter, representing 11 percent free cash flow margin. We repurchased an additional 3.8 million shares during the quarter for a total of $223 million, bringing our year to date repurchases to $681 million, continuing our commitment to return cash to shareholders. In summary, our second quarter performance was stronger than anticipated and our outlook for the third quarter indicates a new high water mark in terms of total revenue and earnings per share,” said Clemmer.

Summary of Second Quarter 2014 Results ($ millions, except EPS, unaudited)

	Q2 2014	Q1 2014	Q2 2013	Q - Q	Y - Y
Product Revenue	$1,304	$1,207	$1,159	8%	13%
Corporate & Other	$45	$39	$29	15%	55%

Total Revenue	$1,349	$1,246	$1,188	8%	14%
GAAP Gross Profit	$638	$585	$535	9%	19%
Gross Profit Adjustments (1)	$(17)	$(32)	$(5)
Non-GAAP Gross Profit	$655	$617	$540	6%	21%
GAAP Gross Margin	47%	47%	45%
Non-GAAP Gross Margin	49%	50%	46%
GAAP Operating Income	$249	$183	$170	36%	46%
Operating Income Adjustments (1)	(85)	(118)	(86)
Non-GAAP Operating Income	$334	$301	$256	11%	30%
GAAP Operating Margin	18%	15%	14%
Non-GAAP Operating Margin	25%	24%	22%
GAAP Net Income / (Loss)	$159	$110	$111	45%	43%
Net Income Adjustments (1)	(114)	(139)	(71)
Non-GAAP Net Income / (Loss)	$273	$249	$182	10%	50%
GAAP EPS	$0.64	$0.43	$0.43	49%	49%
EPS Adjustments (1)	$(0.45)	$(0.55)	$(0.28)
Non-GAAP EPS	$1.09	$0.98	$0.71	11%	54%

1.	Please see “Discussion of GAAP to non-GAAP Reconciliation” on page 3 of this release.

Supplemental Information ($ millions, unaudited)

	Q2 2014	Q1 2014	Q2 2013	Percent Q2 Total	Q - Q	Y - Y
Automotive	$288	$276	$253	21%	4%	14%
Identification	$343	$319	$339	25%	8%	1%
Infrastructure & Industrial	$210	$182	$180	16%	15%	17%
Portable & Computing	$147	$135	$106	11%	9%	39%

High Performance Mixed Signal (HPMS)	$988	$912	$878	73%	8%	13%
Standard Products (STDP)	$316	$295	$281	23%	7%	12%

Product Revenue	$1,304	$1,207	$1,159	97%	8%	13%
Corporate & Other	$45	$39	$29	3%	15%	55%

Total Revenue	$1,349	$1,246	$1,188	100%	8%	14%

Product Revenue is the combination of revenue from the High Performance Mixed Signal (HPMS) and Standard Products (STDP) segments. Percent of quarterly total amounts may not add to 100 percent due to rounding.

Additional and Subsequent Information for the Second Quarter of 2014:

•	NXP repurchased approximately 3.8 million shares in the second quarter of 2014 for a total cost of approximately $223 million.

•	Net cash interest paid in the second quarter of 2014 was $18 million, versus $25 million in the prior year period.

•	SSMC, NXP’s consolidated joint-venture wafer fab with TSMC, reported second quarter 2014 operating income of $48 million, EBITDA of $61 million and a closing cash balance of $451 million. During the second quarter of 2014, SSMC declared a dividend of $130 million which was paid in July 2014.

Guidance for the Third Quarter 2014: ($ millions, except share count and EPS) (1)

	Guidance Range
	Low	Mid	High
Product Revenue	$1,428	$1,452	$1,479
Q-Q	10%	11%	13%
Other Revenue	$43	$43	$43

Total Revenue	$1,471	$1,495	$1,522
Q-Q	9%	11%	13%
Non-GAAP Gross Profit	$700	$718	$735
Non-GAAP Gross Margin	48%	48%	48%
Non-GAAP Operating Income	$370	$383	$395
Non-GAAP Operating Margin	25%	26%	26%
Interest Expense	$35	$35	$35
Cash Taxes	$7	$7	$7
Non-controlling Interest	$17	$17	$17

Non-GAAP Net Income	$311	$324	$336
Ave. Diluted Shares	250	250	250
Non-GAAP EPS	$1.25	$1.30	$1.35

Note (1): NXP has based the guidance included in this release on judgments and estimates that management believes are reasonable given its assessment of historical trends and other information reasonably available as of the date of this release. The guidance included in this release consists of predictions only, and is subject to a wide range of known and unknown risks and uncertainties, many of which are beyond NXP’s control. The guidance included in this release should not be regarded as representations by NXP that the estimated results will be achieved. Actual results may vary materially from the guidance we provide today. In relation to the use of non-GAAP financial information see the note regarding “Use of Non-GAAP Financial Information” elsewhere in this release. For the factors, risks and uncertainties to which judgments, estimates and forward-looking statements generally are subject see the note regarding “Forward-looking Statements.” We undertake no obligation to publicly update or revise any forward-looking statements, including the guidance set forth herein, to reflect future events or circumstances. Considering the uncertain magnitude and variability of the foreign exchange consequences upon “PPA effects”, “restructuring costs”, “other incidental items” and any interest expense or taxes in future periods, management believes that GAAP financial measures are not available for NXP without unreasonable efforts on a forward looking basis.

Discussion of GAAP to non-GAAP Reconciliations

In addition to providing financial information on a basis consistent with U.S. generally accepted accounting principles (“GAAP”), NXP also provides the following selected financial measures on a non-GAAP basis: (i) “non-GAAP gross profit,” (ii) “non-GAAP gross margin,” (iii) “non-GAAP Research and development,” (iv) “non-GAAP Selling, general and administrative,” (v) non-GAAP Other income,” (vi) “non-GAAP operating income (loss),” (vii) “non-GAAP operating margin,” (viii) “non-GAAP net income/ (loss),” (ix) “PPA effects,” (x) “Restructuring costs,” (xi) “Stock based compensation,” (xii) “Other incidental items,” (xiii) “non-GAAP Financial Income (expense),” (xiv) “non-GAAP Results relating to equity-accounted investees,” (xv) “non-GAAP Cash tax (expense),” (xvi) “diluted non-GAAP EPS,” (xvii) “EBITDA,” “adjusted EBITDA” and “trailing 12 month adjusted EBITDA,” (xviii) “net debt,” (xix) “non-GAAP free cash flow” and (xx) “non-GAAP free cash flow margin.”

In this release, references to:

•	“non-GAAP gross profit,” “non-GAAP research and development,” “non-GAAP Selling, general and administrative,” “non-GAAP Other income,” “non-GAAP operating income (loss),” and “non-GAAP net income/ (loss)” is to NXP’s gross profit, research and development, selling general and administrative, operating income and net income/ (loss) calculated on a basis consistent with GAAP, net of the effects of purchase price accounting (“PPA”), restructuring costs, stock-based compensation, other incidental items and certain other adjustments. “PPA effects” reflect the fair value adjustments impacting acquisition accounting and other acquisition adjustments charged to the income statement applied to the formation of NXP on September 29, 2006 and all subsequent acquisitions. “Restructuring costs” consist of costs related to restructuring programs and gains and losses resulting from divestment activities and impairment charges. “Stock based compensation” consists of incentive expense granted to eligible employees in the form of equity based instruments. “Other incidental items” consist of process and product transfer costs (which refer to the costs incurred in transferring a production process and products from one manufacturing site to another) and certain charges related to acquisitions and divestitures. “Other adjustments” include or exclude certain items that management believes provides insight into our core operating results, our ability to generate cash and underlying business trends affecting our performance.

•	“non-GAAP gross margin” and “non-GAAP operating margin” is to our non-GAAP gross profit or our non-GAAP operating income as a percentage of total revenue, respectively;

•	“non-GAAP Financial Income (expense)” is the interest income or expense net of impacts due to foreign exchange changes on our Euro-denominated debt, gains or losses due to the extinguishment of long-term debt and less other financial expenses deemed to be one-time in nature;

•	“non-GAAP Cash tax (expense)” represents the cash tax payments during the period;

•	“diluted non-GAAP EPS” attributable to stockholders is to non-GAAP net income or loss attributable to NXP’s stockholders, divided by the diluted weighted average number of common shares outstanding during the period, adjusted for treasury shares held;

•	“EBITDA” is to NXP’s earnings before financial income (expense), taxes, depreciation and amortization. “EBITDA” excludes certain tax payments that may represent a reduction in cash available to us, does not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future, does not reflect changes in, or cash requirements for, our working capital needs and does not reflect the significant financial expense, or the cash requirements necessary to service interest payments, on our debts;

•	“adjusted EBITDA” is to EBITDA after adjustments for “restructuring costs,” “stock-based compensation,” “other incidental items,” “other adjustments” and results related to equity accounted investees;

•	“trailing 12 month adjusted EBITDA” is to adjusted EBITDA for the last 12 months;

•	“net debt” is to the sum total of long and short term debt less total cash and cash equivalents, as reflected on the balance sheet;

•	“non-GAAP free cash flow” is the sum of our Net cash provided by (used for) operating activities and our net Capital expenditure on property, plant and equipment, as reflected on the cash flow statement.

•	“non-GAAP free cash flow margin” is the sum of our Net cash provided by (used for) operating activities and our net Capital expenditure on property, plant and equipment, as a percentage of total revenue.

Reconciliations of these non-GAAP measures to the most comparable measures calculated in accordance with GAAP are provided in the financial statements portion of this release in a schedule entitled “Financial Reconciliation of GAAP to non-GAAP Results (unaudited).”

NXP provides non-GAAP measures because management believes that they are helpful to understand the underlying operating and profit structure of NXP’s operations, to provide additional insight as to how management assesses the performance and allocation of resources among its various segments and because the financial community uses them in its analysis of NXP’s operating and/or financial performance, historical results and projections of NXP’s future operating results. NXP presents “non-GAAP gross profit,” “non-GAAP research and development,” “non-GAAP Selling, general and administrative,” “non-GAAP Other income,” “non-GAAP operating income,” “non-GAAP net income/ (loss),” “non-GAAP gross margin,” “non-GAAP operating margin” and “non-GAAP EPS” because these financials measures are net of “PPA effects,” “restructuring costs,” “stock based compensation,” “other incidental items,” and “other adjustments” which have affected the comparability of NXP’s results over the years. NXP presents “EBITDA,” “adjusted EBITDA” and “trailing 12 month adjusted EBITDA” because these financials measures enhance an investor’s understanding of NXP’s financial performance.

Non-GAAP measures should not be considered a substitute for any information derived or calculated in accordance with GAAP, are not intended to be measures of financial performance or condition, liquidity, profitability or operating cash flows in accordance with GAAP, and should not be considered as alternatives to net income (loss), operating income or any other performance measures determined in accordance with GAAP. These non-GAAP measures can vary from other participants in the semiconductor industry. They have limitations as analytical tools and should not be considered in isolation for analysis of NXP’s financial results as reported under GAAP.

Conference Call and Webcast Information

NXP will host a conference call on July 24, 2014 at 8:00 a.m. U.S. Eastern Daylight Time (2:00 p.m. Central European Time) to discuss its second quarter 2014 financial results and provide an outlook for the third quarter of 2014.

Interested parties may join the conference call by dialing 1 – 866 – 515 – 2911 (within the U.S.) or 1 – 617 – 399 – 5125 (outside the U.S.). The participant pass-code is 44698461. To listen to a webcast of the event, please visit the Investor Relations section of the NXP website at www.nxp.com/investor. The webcast will be recorded and available for replay shortly after the call concludes.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) creates solutions that enable secure connections for a smarter world. Building on its expertise in High Performance Mixed Signal electronics, NXP is driving innovation in the automotive, identification and mobile industries, and in application areas including wireless infrastructure, lighting, healthcare, industrial, consumer tech and computing. NXP has operations in more than 25 countries, and posted revenue of $4.82 billion in 2013. Find out more at www.nxp.com.

Forward-looking Statements

This document includes forward-looking statements which include statements regarding NXP’s business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions; the ability to successfully introduce new technologies and products; the end-market demand for the goods into which NXP’s products are incorporated; the ability to generate sufficient cash, raise sufficient capital or refinance corporate debt at or before maturity; the ability to meet the combination of corporate debt service, research and development and capital investment requirements; the ability to accurately estimate demand and match manufacturing production capacity accordingly or obtain supplies from third-party producers; the access to production capacity from third-party outsourcing partners; any events that might affect third-party business partners or NXP’s relationship with them; the ability to secure adequate and timely supply of equipment and materials from suppliers; the ability to avoid operational problems and product defects and, if such issues were to arise, to correct them quickly; the ability to form strategic partnerships and joint ventures and to successfully cooperate with alliance partners; the ability to win competitive bid selection processes to develop products for use in customers’ equipment and products; the ability to successfully establish a brand identity; the ability to successfully hire and retain key management and senior product architects; and, the ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and NXP’s business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, NXP’s market segments and product areas may develop. NXP has based these assumptions on information currently available, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While NXP does not know what impact any such differences may have on its business, if there are such differences, its future results of operations and its financial condition could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our SEC filings are available on our Investor Relations website, www.nxp.com/investor or from the SEC website, www.sec.gov.

For further information, please contact:

Investors:	Media:
Jeff Palmer	Joon Knapen
jeff.palmer@nxp.com	joon.knapen@nxp.com
+1 408 518 5411	+31 619 303 857

NXP Semiconductors

Table 1: Condensed consolidated statement of operations (unaudited)

($ in millions except share data)	Three Months Ended
	June 29, 2014	March 30, 2014	June 30, 2013
Revenue	$1,349	$1,246	$1,188
Cost of revenue	(711)	(661)	(653)

Gross profit	638	585	535
Research and development	(180)	(189)	(155)
Selling, general and administrative	(216)	(213)	(211)

Total operating expenses	(396)	(402)	(366)
Other income (expense)	7	—	1

Operating income (loss)	249	183	170
Financial income (expense):
Interest income (expense)—net	(34)	(34)	(47)
Foreign exchange gain (loss)	(22)	(2)	32
Gain (loss) on extinguishment of long term debt	—	(3)	(23)
Other financial expense	(4)	(6)	(8)

Income (loss) before taxes	189	138	124
Benefit (provision) for income taxes	(12)	(15)	2
Results relating to equity-accounted investees	1	1	3

Net income (loss)	178	124	129
Net (income) loss attributable to non-controlling interests	(19)	(14)	(18)

Net income (loss) attributable to stockholders	159	110	111
Earnings per share data:
Net income (loss) attributable to stockholders per common share
Basic earnings per common share in $	$0.66	$0.45	$0.44
Diluted earnings per common share in $	$0.64	$0.43	$0.43
Weighted average number of shares of common stock (in thousands):
Basic	239,851	245,300	249,449
Diluted	250,124	255,167	255,265

NXP Semiconductors

Table 2: Condensed consolidated balance sheet (unaudited)

($ in millions)	As of
	June 29, 2014	March 30, 2014	June 30, 2013
Current assets:
Cash and cash equivalents	$661	$720	$569
Accounts receivable – net	631	556	495
Other receivables	38	34	49
Assets held for sale	6	11	10
Inventories	751	740	742
Other current assets	129	126	132

Total current assets	2,216	2,187	1,997
Non-current assets:
Investments in equity-accounted investees	56	53	47
Other non-current assets	150	143	128
Property, plant and equipment	1,079	1,045	1,030
Identified intangible assets	658	707	841
Goodwill	2,337	2,354	2,253

Total non-current assets	4,280	4,302	4,299
Total assets	6,496	6,489	6,296
Current liabilities:
Accounts payable	627	558	521
Liabilities held for sale	—	1	—
Accrued liabilities	622	639	610
Short-term debt	37	37	50

Total current liabilities	1,286	1,235	1,181
Non-current liabilities:
Long-term debt	3,543	3,546	3,331
Other non-current liabilities	413	425	451

Total non-current liabilities	3,956	3,971	3,782
Non-controlling interests	228	259	219
Stockholders’ equity	1,026	1,024	1,114

Total equity	1,254	1,283	1,333
Total liabilities and equity	6,496	6,489	6,296

NXP Semiconductors

Table 3: Condensed consolidated statement of cash flows (unaudited)

($ in millions)	Three Months Ended
	June 29,	March 30,	June 30,
	2014	2014	2013
Cash Flows from operating activities
Net income (loss)	$178	$124	$129
Adjustments to reconcile net income (loss):
Depreciation and amortization	103	102	132
Stock-based compensation	37	28	20
Net (gain) loss on sale of assets	(6)	—	(1)
(Gain) loss on extinguishment of debt	—	3	23
Results relating to equity accounted investees	(1)	(1)	(3)
Changes in operating assets and liabilities:
(Increase) decrease in trade receivables	(79)	(55)	(26)
(Increase) decrease in inventories	(10)	1	(10)
Increase (decrease) in trade payables	70	14	6
(Increase) decrease in other receivables	(4)	12	(4)
Increase (decrease) in other payables	(68)	35	(78)
Changes in deferred taxes	5	3	1
Exchange differences	22	2	(32)
Other items	(5)	5	3

Net cash provided by (used for) operating activities	242	273	160
Cash flows from investing activities:
Purchase of identified intangible assets	(9)	(9)	(11)
Capital expenditures on property, plant and equipment	(89)	(51)	(49)
Proceeds from disposals of property, plant and equipment	—	1	3
Proceeds from disposals of assets held for sale	—	3	—
Purchase of interests in businesses	(2)	—	—
Proceeds from sale of interests in businesses	1	—	—
Proceeds from return of equity investment	—	—	1
Decrease (increase) in non-current assets and deposits	(10)	—	—

Net cash (used for) provided by investing activities	(109)	(56)	(56)
Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	1	(1)	(1)
Repayments under the revolving credit facility	(50)	(100)	(155)
Amounts drawn under the revolving credit facility	50	450	200
Repurchase of long-term debt	—	(92)	(874)
Principal payments on long-term debt	(4)	(1)	(5)
Net proceeds from the issuance of long-term debt	—	—	742
Cash proceeds from exercise of stock options	32	40	10
Purchase of treasury shares	(223)	(458)	(48)

Net cash provided by (used for) financing activities	(194)	(162)	(131)
Effect of changes in exchange rates on cash positions	2	(5)	1

Increase (decrease) in cash and cash equivalents	(59)	50	(26)
Cash and cash equivalents at beginning of period	720	670	595

Cash and cash equivalents at end of period	661	720	569
Non-Cash Financing
Exchange of Term Loan A1 for Term Loan E	—	400	—

NXP Semiconductors

Table 4: Reconciliation of GAAP to non-GAAP Segment Results (unaudited)

($ in millions)	Three Months Ended
	June 29, 2014	March 30, 2014	June 30, 2013
High Performance Mixed Signal (HPMS)	988	912	878
Standard Products	316	295	281

Product Revenue	1,304	1,207	1,159
Corporate and Other	45	39	29

Total Revenue	$1,349	$1,246	$1,188

HPMS Revenue	$988	$912	$878
Percent of Total Revenue	73.2%	73.2%	73.9%
HPMS segment GAAP gross profit	545	508	472
PPA effects	—	(1)	—
Restructuring	—	—	3
Stock based compensation	(2)	(2)	(2)
Other incidentals	—	—	(1)

HPMS segment non-GAAP gross profit	$547	$511	$472

HPMS segment GAAP gross margin	55.2%	55.7%	53.8%
HPMS segment non-GAAP gross margin	55.4%	56.0%	53.8%
HPMS segment GAAP operating profit	232	200	178
PPA effects	(22)	(24)	(45)
Restructuring	1	(2)	3
Stock based compensation	(29)	(22)	(16)
Other incidentals	7	(1)	(2)

HPMS segment non-GAAP operating profit	$275	$249	$238

HPMS segment GAAP operating margin	23.5%	21.9%	20.3%
HPMS segment non-GAAP operating margin	27.8%	27.3%	27.1%
Standard Products Revenue	$316	$295	$281
Percent of Total Revenue	23.4%	23.7%	23.7%
Standard Products segment GAAP gross profit	91	85	68
PPA effects	(1)	—	—
Restructuring	(12)	(7)	5
Stock based compensation	—	(1)	(1)
Other incidentals	(1)	(5)	(3)

Standard Products segment non-GAAP gross profit	$105	$98	$67

Standard Products segment GAAP gross margin	28.8%	28.8%	24.2%
Standard Products segment non-GAAP gross margin	33.2%	33.2%	23.8%
Standard Products segment GAAP operating profit	29	12	9
PPA effects	(16)	(15)	(15)
Restructuring	(9)	(15)	5
Stock based compensation	(8)	(6)	(4)
Other incidentals	(1)	(5)	(3)

Standard Products segment non-GAAP operating profit	$63	$53	$26

Standard Products segment GAAP operating margin	9.2%	4.1%	3.2%
Standard Products segment non-GAAP operating margin	19.9%	18.0%	9.3%
Corporate and Other Revenue	$45	$39	$29
Percent of Total Revenue	3.4%	3.1%	2.4%
Corporate and Other segment GAAP gross profit	2	(8)	(5)
PPA effects	(2)	(2)	(3)
Restructuring	2	(16)	(2)
Stock based compensation	—	—	—
Other incidentals	(1)	2	(1)

Corporate and Other segment non-GAAP gross profit	$3	$8	$1

Corporate and Other segment GAAP gross margin	4.4%	-20.5%	-17.2%
Corporate and Other segment non-GAAP gross margin	6.7%	20.5%	3.4%
Corporate and Other segment GAAP operating profit	(12)	(29)	(17)
PPA effects	(7)	(7)	(6)
Restructuring	2	(16)	2
Stock based compensation	—	—	—
Other incidentals	(3)	(5)	(5)

Corporate and Other segment non-GAAP operating profit	$(4)	$(1)	$(8)

Corporate and Other segment GAAP operating margin	-26.7%	-74.4%	-58.6%
Corporate and Other segment non-GAAP operating margin	-8.9%	-2.6%	-27.6%

NXP Semiconductors

Table 5: Financial Reconciliation of GAAP to non-GAAP Results (unaudited)

($ in millions except share data)	Three Months Ended
	June 29, 2014		March 30, 2014	June 30, 2013
Revenue	$1,349		$1,246	$1,188
GAAP Gross profit	$638		$585	$535
PPA effects	(3)		(3)	(3)
Restructuring	(10)		(23)	6
Stock Based Compensation	(2)		(3)	(3)
Other incidentals	(2)		(3)	(5)

Non-GAAP Gross profit	$655		$617	$540

GAAP Gross margin	47.3%		47.0%	45.0%
Non-GAAP Gross margin	48.6%		49.5%	45.5%
GAAP Research and development	$(180)		$(189)	$(155)
PPA effects	—		—	—
Restructuring	4		(9)	—
Stock based compensation	(5)		(3)	(2)
Other incidentals	—		(1)	(1)

Non-GAAP Research and development	$(179)		$(176)	$(152)

GAAP Selling, general and administrative	$(216)		$(213)	$(211)
PPA effects	(41)		(41)	(63)
Restructuring	—		(1)	4
Stock based compensation	(30)		(22)	(15)
Other incidentals	(2)		(8)	(4)

Non-GAAP Selling, general and administrative	$(143)		$(141)	$(133)

GAAP Other income (expense)	$7		$—	$1
PPA effects	(1)		(2)	—
Restructuring	—		—	—
Other incidentals	7		1	—

Non-GAAP Other income (expense)	$1		$1	$1

GAAP Operating income (loss)	$249		$183	$170
PPA effects	(45)		(46)	(66)
Restructuring	(6)		(33)	10
Stock based compensation	(37)		(28)	(20)
Other incidentals	3		(11)	(10)

Non-GAAP Operating income (loss)	$334		$301	$256

GAAP Operating margin	18.5%		14.7%	14.3%
Non-GAAP Operating margin	24.8%		24.2%	21.5%
GAAP Financial income (expense)	$(60)		$(45)	$(46)
Foreign exchange gain (loss) on debt	(22)		(2)	32
Gain (loss) on extinguishment of long term debt	—		(3)	(23)
Other financial expense	(4)		(6)	(8)

Non-GAAP Financial income (expense)	$(34)		$(34)	$(47)

GAAP Income tax benefit (provision)	$(12)		$(15)	$2
Other adjustments	(4)		(11)	11

Non-GAAP Cash tax (expense)	$(8)		$(4)	$(9)

GAAP Results relating to equity-accounted investees	$1		$1	$3
Other adjustments	1		1	3

Non-GAAP Results relating to equity-accounted investees	$—		$—	$—

GAAP Net income (loss)	$178		$124	$129
PPA effects	(45)		(46)	(66)
Restructuring	(6)		(33)	10
Stock based compensation	(37)		(28)	(20)
Other incidentals	3		(11)	(10)
Other adjustments	(29	)1)	(21)	15

Non-GAAP Net income (loss)	$292		$263	$200

GAAP Net income (loss) attributable to stockholders	$159		$110	$111
PPA effects	(45)		(46)	(66)
Restructuring	(6)		(33)	10
Stock based compensation	(37)		(28)	(20)
Other incidentals	3		(11)	(10)
Other adjustments	(29)		(21)	15

Non-GAAP Net income (loss) attributable to stockholders	$273		$249	$182

GAAP Weighted average shares—diluted	250,124		255,167	255,265
Non-GAAP Adjustment	—		—	—

Non-GAAP Weighted average shares—diluted	250,124		255,167	255,265

GAAP Diluted net income (loss) attributable to stockholders per share	$0.64		$0.43	$0.43
Non-GAAP Diluted net income (loss) attributable to stockholders per share	$1.09		$0.98	$0.71

1)	Includes: During 2Q14: Foreign exchange loss on debt: ($22) million; Other financial expense: ($4) million; Results relating to equity-accounted investees: $1 million; and difference between book and cash income taxes: ($4) million.

NXP Semiconductors

Table 6: Adjusted EBITDA and Free Cash Flow (unaudited)

($ in millions)	Three Months Ended
	June 29, 2014	March 30, 2014	June 30, 2013
Net Income	$178	$124	$129

Reconciling items to EBITDA
Financial (income) expense	60	45	46
(Benefit) provision for income taxes	12	15	(2)
Depreciation	54	52	61
Amortization	49	50	71

EBITDA	$353	$286	$305

Reconciling items to adjusted EBITDA
Results of equity-accounted investees	(1)	(1)	(3)
Restructuring 1)	6	33	(11)
Stock based compensation	37	28	20
Other incidental items 1)	(4)	11	9

Adjusted EBITDA	$391	$357	$320

Trailing twelve month adjusted EBITDA	$1,485	$1,414	$1,235

1) Excluding depreciation property, plant and equipment and amortization software related to:

Restructuring	—	—	1
Other incidental items	1	—	1

($ in millions)	Three Months Ended
	June 29, 2014	March 30, 2014	June 30, 2013
Net cash provided by (used for) operating activities	$242	$273	$160

Net capital expenditures on property, plant and equipment	(89)	(50)	(46)

Non-GAAP free cash flow	$153	$223	$114
Non-GAAP free cash flow as a percent of Revenue	11%	18%	10%